PINNACLE BANCSHARES

2003 ANNUAL REPORT

PINNACLE BANCSHARES, INC.

To our
Stockholders and Friends:

The year 2003 provided several positive highlights for Pinnacle Bancshares:

- For 2003, net income was $2.4 million, compared with net income of $2.0 million in the prior year, an increase of approximately 21%.

- A significant portion of the Company's higher net income was related to non-interest income which increased $688,000, or 32%, to $2.9 million.

- The increase in net income was achieved despite a modest decrease in net interest income of $55,000, or less than 1%.

- During 2003, the Company restructured its investment portfolio. Proceeds from calls and sales of securities, combined with proceeds from loan principal repayments and FHLB advances, were used to purchase $96.7 million in agency securities.

- Basic and diluted earnings were $1.53 and $1.50 per share, respectively, for 2003. In 2002, basic and diluted earnings were $1.14 and $1.13 per share, respectively.

- The Company's net interest margin increased to 3.71% for 2003, from 3.51% for 2002.

- As a percent of total loans, the allowance for total loans increased from 1.1% at December 31, 2002 to 1.4% at December 31, 2003.

In early 2002, we expressed our belief that Pinnacle Bancshares had been positioned to become stronger as a result of actions taken in the prior year. We believe that our results in 2002 and 2003 confirm this opinion. We remain committed to improving profitability, while working to also improve the risk posture of the Company.

Thank you for your interest in Pinnacle Bancshares.

Sincerely,

Robert B. Nolen, Jr.
President and Chief Executive Officer
Pinnacle Bancshares, Inc.
Pinnacle Bank

BALANCE SHEET AND OTHER DATA

	At December 31, 2003	2002
	(Dollars in Thousands)	
TOTAL AMOUNT OF:		
Assets	$ 208,574	$ 218,290
Loans, net	105,477	119,375
Interest-bearing deposits in other banks	3,519	357
Securities available-for-sale	83,325	75,301
Loans held for sale	1,428	4,969
Deposits	179,939	188,955
Subordinated debt	3,093	0
Borrowed funds	3,465	5,940
Stockholders' equity	19,431	19,955
NUMBER OF:		
Real estate loans outstanding	2,263	2,504
Savings accounts	13,624	14,301
Full-service offices open	6	6

STATEMENT OF OPERATIONS DATA

	For the Years Ended December 31, 2003	2002
	(In Thousands)	
INTEREST INCOME	$ 11,287	$ 13,103
INTEREST EXPENSE	3,906	5,982
Net interest income before provision for loan losses	7,381	7,121
PROVISION FOR LOAN LOSSES	963	647
Net interest income after provision for loan losses	6,418	6,474
NONINTEREST INCOME	2,845	2,157
NONINTEREST EXPENSE	5,569	5,593
INCOME TAX EXPENSE	1,268	1,025
Net income	$ 2,426	$ 2,013

OTHER DATA

	For the Years Ended December 31,	
	2003	2002
Interest rate spread	3.7%	3.5%
Yield on average interest earning assets	5.7	6.5
Return on assets (net income divided by average total assets)	1.1	0.9
Return on equity (net income divided by average equity)	12.4	10.0
Equity-to-assets ratio (average equity divided by total average assets)	9.0	9.2
Dividend payout ratio (dividends declared divided by net income)	26.2	32.8

YIELDS EARNED AND RATES PAID

The following table sets forth, for the periods and the dates indicated, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on the Bank's interest-bearing liabilities, together with the net yield on interest earning assets.

	For the Years Ended December 31,	
	2003	2002
Weighted average yield on loans	7.1%	7.5%
Weighted average yield on securities available-for-sale	3.7	4.9
Weighted average yield on all interest-earning assets	5.7	6.5
Weighted average rate paid on deposits	2.0	3.0
Weighted average rate paid on borrowed funds	3.6	4.6
Weighted average rate paid on all interest-bearing liabilities	2.0	3.0
Interest rate spread (spread between weighted average rate on all interest-bearing assets and all interest bearing-liabilities)	3.7	3.5
Net yield (net interest income as percentage of interest-earning assets)	3.7	3.5

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion and analysis of the consolidated financial condition of the Company and the results of operations as of the dates and for the years indicated. It is intended to be read in conjunction with the consolidated financial statements, and the notes thereto, along with various other financial data disclosures, both current and historical, contained in this Annual Report.

Management's discussion and analysis includes certain forward-looking statements addressing , among other things, the Company's prospects for earnings, asset growth, and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future necessarily involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates and changes in the general economy, as well as changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

INTRODUCTION

Pinnacle Bancshares, Inc. (the "Company") is a bank holding company incorporated under the laws of the State of Delaware. The Company is the holding company for Pinnacle Bank (the "Bank"), an Alabama chartered commercial bank that maintains six branches in Jasper, Haleyville, Sumiton, Vestavia and Trussville, Alabama.

The Company generates revenue primarily from net interest margins derived by soliciting deposits and borrowings, which are used to fund the Company's loan portfolio and investment securities. The Company also derives revenues from fees and charges on loans and deposit accounts.

Historically, the Company's business strategy has been to engage primarily in residential lending, commercial real estate lending and retail consumer lending. The Company's principal lending area is Walker, Jefferson, Shelby, and Winston counties. Although the inherent risks associated with geographic concentrations in the Company's loan portfolio do not appear to have had a significant effect on the Company's earnings to date, any dramatic fluctuations in the economic conditions in the Company's market area could have a material effect on the Company's profitability.

In recent years, the Company has expanded its operations in the Birmingham, Alabama, metropolitan area. In 1998, the Company established a new branch in Trussville, Alabama, which is located in the Birmingham market area. The Company currently intends to expand further in the Birmingham market and other markets contiguous with the Company's current market area as appropriate opportunities become available.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans).

Management reviews the adequacy of the allowance for loan losses on a periodic basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly.

Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral.

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value less expected selling costs. Any excess of the recorded investment over fair value, less estimated costs of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less costs of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

The recognition of gains and losses on the sale of real estate owned is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, *Accounting for Sales of Real Estate.*

ASSET-LIABILITY MANAGEMENT

The Company's primary market risk is its exposure to interest rate changes. Interest rate risk management strategies are designed to optimize net interest income while minimizing fluctuations caused by changes in the interest rate environment. It is through these strategies that the Company seeks to manage the maturity and repricing characteristics of its balance sheet.

Interest rate risk management is administered through the Company's Asset/Liability Committee. This Committee reviews interest rate risk, liquidity, capital positions, and discretionary on and off-balance sheet activity. All decisions are made within established risk management guidelines and strategies.

The modeling techniques used by the Company simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating a hypothetical 100, 200 and 300 basis point rate increase applied to all interest-earning assets and interest-bearing liabilities, the Company would expect a net loss in fair value of the equity in the underlying instruments of approximately $1,011,000, $1,877,000, and $2,799,000, respectively. Under a scenario simulating a hypothetical 100, 200 and 300 basis point rate increase, the Company would except a net decrease in projected net income for the first year of approximately $66,000, $93,000 and $108,000, respectively. This hypothetical is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.

Since the beginning of 2001, the Federal Reserve Board continued to reduce the targeted level for the federal funds rate, reaching an all-time low of 1.00% in mid-2003 and maintaining this target for the remainder of 2003. As a result, market interest rates on loans decreased, and the Bank experienced a significant number of mortgage loan refinancings during the period, including 2003, which the Bank does not expect to continue even if prevailing rates do not increase materially. In response to continued rate reductions, the Bank reduced funding costs through deposit rate reductions and less aggressive repricing of maturing certificates of deposits. A continued period of low interest rates may negatively impact the Bank's net interest margin and net interest income if the Bank is unable to reduce funding costs further.

FINANCIAL CONDITION

Total assets were $208.6 million, at December 31, 2003, as compared to $218.3 million, at December 31, 2002. Total securities available-for-sale increased $8.0 million, to $83.3 million at December 31, 2003 from $75.3 million at December 31, 2002. This increase was primarily due to purchases exceeding calls, maturities, and sales. The Bank had $35.6 million in agency securities called in 2003. Also during the fiscal year ended December 31, 2003 the Bank sold $46.0 million in agency securities. Gains of $400,000 were realized on these calls and sales. With the proceeds from these calls, maturities, and sales of securities available-for-sale, combined with proceeds from loan principal repayments and Federal Home Loan Bank ("FHLB") Advances, the Bank purchased $96.7 million in agency securities during fiscal year ended December 31, 2003.

At December 31, 2003, the Company's securities portfolio of $83.3 million consisted primarily of U.S. Agency securities and mortgage-backed securities. The entire portfolio is classified as "available-for-sale," causing it to be carried at fair value with the unrealized gains/losses reflected directly in stockholders' equity. See "Liquidity and Capital Resources" and Note 2 of Notes to Consolidated Financial Statements.

Total loans receivable, net decreased $13.9 million, to $105.5 million at December 31, 2003 from $119.4 million at December 31, 2002. This decrease was primarily due to refinancing activities of residential mortgages from adjustable rates to fixed rates, which the Bank sells in the secondary market. See Note 1 of Notes to Consolidated Financial Statements regarding loans held for sale.

Changes in interest rates can affect loans and other interest-earning assets, including the Bank's investment portfolio. A significant change in interest rates could have a negative impact on the Company's operating income and portfolio market value.

Total deposits decreased approximately $9.0 million, to $180.0 million at December 31, 2003 from $189.0 million at December 31, 2002. This decrease was primarily a result of interest rate competition within the Company's market place and a lack of economic growth in a significant portion of the Bank's primary market area.

On December 22, 2003, the Company established Pinnacle Capital Trust I, (the "Trust") a wholly-owned statutory business trust. The Company is the sole sponsor of the trust and owns $93,000 of the Trust's common securities. The Trust was created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $3,000,000 and using proceeds from the issuance of the common and preferred securities to purchase $3,093,000 of junior subordinated debentures ("Subordinated Debentures") issued by the Company. The sole assets of the Trust are the Subordinated Debentures. The Company's $93,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet at December 31, 2003 and the $3,093,000 obligation of Pinnacle Bancshares, Inc. is included in subordinated debt.

During the fiscal years ended December 31, 2003 and 2002, the Bank periodically borrowed funds on a short-term basis from the FHLB of Atlanta. During the fiscal year ended December 31, 2003, the Bank used proceeds from borrowed funds to purchase agency securities as part of managing the Bank's investment portfolio. The maximum amount outstanding during the fiscal years December 31, 2003 and 2002 was $13.5 million and $9.5 million, respectively. The average amount outstanding during fiscal years December 31, 2003 and 2002 was $2.6 million and $1.2 million, respectively.

RESULTS OF OPERATIONS

General

The Company's income is derived principally from net interest income, which is the difference between interest income on loans and securities, net of provisions for losses, and interest expense on deposits and borrowings. In addition, net income is affected by the gain and loss on the sale of loans and securities, loan servicing income, fee and service charge income, operating expenses, and income taxes.

Net Income

The Company reported net income of $2,426,000 for the fiscal year ended December 31, 2003, compared with net income of $2,013,000 in the prior year, an increase of approximately 21%. Net interest income after the provision for loan losses for the year ended December 31, 2003 was $6,418,000, compared with $6,473,000 in the prior year. A significant portion of the higher net income was related to non-interest income, which increased from $2,157,000 for the year ended December 31, 2002, to $2,845,000 for fiscal year 2003. The increase was primarily attributable to increases in net gains on the sale of loans held for sale and available-for-sale securities of $311,000 and $362,000, respectively.

Interest Income

Interest income on loans and securities decreased approximately $1.8 million from the fiscal year ended December 31, 2002 to the fiscal year ended December 31, 2003. The decrease was primarily due to decreases in market interest rates, causing a decrease in the yield earned, from 6.5% in 2002 to 5.7% in 2003.

Other interest income decreased approximately $49,000 from the fiscal year ended December 31, 2002 to the fiscal year ended December 31, 2003. The decrease was primarily due to a decrease in the average balance of interest-bearing deposits in other banks of approximately $2.2 million as well as a decrease in yields earned from 1.7% in 2002 to 1.0% in 2003.

Interest Expense

Interest expense on deposits decreased approximately $2.1 million from the fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2003. The decrease was primarily due to a decrease in the weighted average rate paid on deposits, as a result of a decline in average rates offered from 3.0% in 2002 to 2.0% in 2003.

Interest expense on borrowed funds was $195,000 for the fiscal year ended December 31, 2003, compared to $194,000 for fiscal year ended December 31, 2002. The average balance of borrowed funds increased $1,203,000 during the fiscal year ended December 31, 2003. This increase was offset by a decrease in the weighted average rate paid on borrowed funds from 4.6% in 2002 to 3.6% in 2003.

Provisions for Loan Losses

The provision for loan losses is based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to absorb inherent losses. The provision for losses on loans amounted to $963,400 and $647,300, for the fiscal years ended December 31, 2003 and 2002, respectively.

Management reviews the adequacy of the allowance for loan losses on a periodic basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly.

Total non-performing assets as of December 31, 2003 were $1,023,000, as compared to $1,609,000 at December 31, 2002. This decrease in non-performing assets was primarily due to a decrease sales of real estate owned exceeding foreclosures. Total classified assets as of December 31, 2003 were $2,891,000, as compared to $3,026,000 as of December 31, 2002. This decrease was primarily due to improved credit quality.

Noninterest Income

Noninterest income, which includes fees and charges on deposit accounts, servicing and fee income on loans, income on real estate operations, and gain (loss) on sale of assets increased $688,000 from the fiscal year ended December 31, 2002 to the fiscal year ended December 31, 2003. The increase was due primarily to an increase in fees and service charges on deposit accounts of $121,000, which is due to the Bank instituting new programs generating much higher insufficient check charges. These new programs are higher risk than the Bank's previous programs and the Bank closely monitors overdrafts associated with these new programs. The increase was also due to an increase in the gain on sale of mortgage loans of $311,000, an increase in the gain on sale of securities available-for-sale of $362,000, and an increase in all other non-interest income of $21,000. This increase was offset by a decrease in fees and charges on loans of $32,000 and a decrease in the gain on sale of real estate owned of $95,000.

Noninterest Expense

Noninterest expense decreased $23,000 from the fiscal year ended December 31, 2002 to the fiscal year ended December 31, 2003. This decrease was due primarily to a decrease in occupancy expense of $341,000. The decrease in occupancy expense for the year ended December 31, 2003 was primarily the result of property tax assessments paid during the year ended December 31, 2002. These property tax assessments had not been received by the Company from the tax assessor since 1998 on a branch location amounting to approximately $160,000, included related interest charges and late penalties. This decrease was offset by an increase in compensation expense of $181,000, an increase in marketing and professional expense of $40,000 and an increase in all other non-interest expense of $97,000.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and to provide funds for operations, as well as future acquisitions if they become available. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. The Company's primary source of liquidity is dividends paid by the Bank, which actively manages both assets and liabilities to achieve its desired level of liquidity. Alabama law imposes restrictions on the amount of dividends that may be declared by the Bank. Further, any dividend payment by the Bank is subject to the continuing ability of the Bank to maintain compliance with federal regulatory capital requirements. See "Market Price and Dividend Information" and Note 12 of Notes to Consolidated Financial Statements.

In the ordinary course of its business, the Company's primary sources of cash are interest on loans and securities, loan repayments, maturity or sales of securities, and loan sales. The entire securities portfolio at December 31, 2003, was classified as "available-for-sale," with a fair value of $83.3 million. See Notes 1 and 2 of Notes to Consolidated Financial Statements. At December 31, 2003, liquid assets, consisting primarily of cash and cash equivalents, interest-bearing deposits in other banks, securities available-for-sale and FHLB stock, totaled approximately $87.8 million, compared to $80.5 million at December 31, 2002. This increase in liquid assets of $7.3 million was primarily attributable to an increase in securities available-for-sale.

The Bank's liability base provides liquidity through deposit growth and accessibility to external sources of funds, including borrowings from the FHLB Bank and other sources. At December 31, 2003, the Bank had an approved credit availability of $31.3 million at the FHLB. At December 31, 2003, the Bank had $700,000 advances on this credit line.

Capital Resources

The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 2003 was approximately $19.4 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the Federal Deposit Insurance Corporation require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on balance sheet items. Off-balance sheet items, such as loan commitments on loans to be held in portfolio, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 2003, the Company and the Bank satisfied the minimum regulatory capital requirement and were "well-capitalized" within the meaning of federal regulatory requirements. See Note 12 of Notes to Consolidated Financial Statements.

As of December 31, 2003, the $3.0 million of Trust Preferred Securities qualifies as Tier I Capital under current regulatory definitions. If these Trust Preferred Securities has not been included in the consolidated capital calculations, the Company would have still been classified as well capitalized.

During the fiscal year ended December 31, 2003 the Bank repurchased 98,800 shares of it capital stock at an average price of $12.61 per share. The Company pursued an active stock repurchase program in 2003 in order to improve liquidity in the market for the common stock, to increase per share earnings and book value, and to provide a higher rate of return for the Company's funds. The Company will consider additional repurchase programs in the future.

IMPACT OF INFLATION

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. Liquidity and the maturity structure of the Bank's assets and liabilities are believed to be critical to the maintenance of desired performance levels, and management considers the Bank's liquidity sources to be adequate to meet its current and projected needs.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46R"), which addresses how business enterprise should evaluate whether it has controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidated of Variable Interest Entities ("FIN46")*, which was issued January 2003. Pinnacle Bancshares, Inc. will be required to apply FIN 46R to all entities subject to this Interpretation no later than the end of the first reporting period that end after December 15, 2004. This interpretation must be applied to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003.

For any variable interest entities (VIEs) that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interest of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE.

Pinnacle Bancshares, Inc. has applied FIN 46R in accounting for Pinnacle Capital Trust I ("Trust"), established on December 22, 2003. Accordingly, in the accompanying balance sheet, the Company has included in other assets, the investment in the Trust of $93,000 and also included, in subordinated debt, the balance owed the Trust of $3,093,000. Except as related to the Trust, the application of this Interpretation is not expected to have a material effect on Pinnacle Bancshares, Inc.'s consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* The Statement amends and clarifies accounting for derivative instruments, including certain derivatives instruments embedded in other contracts, and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, the FASB deferred indefinitely the classification and measurement provisions related to mandatory redeemable non controlling interest. The adoption of this Statement and the amendment did not have a material impact on the Company's consolidated financial position or results of operations.

CHANGE IN INDEPENDENT ACCOUNTANTS

Effective July 30, 2002, the Company dismissed its independent accountants, Arthur Andersen LLP ("Andersen"), and appointed KPMG LLP ("KPMG") as its new independent accountants. This determination followed the Company's decision to seek proposals from independent accountant to audit the Company's financial statements for the fiscal year ended December 31, 2002. The decision to dismiss Andersen and to retain KPMG was approved by the Company's Board of Directors upon the recommendation of the Audit Committee. Andersen's report on the Company's 2001 financial statements was issued in February 2002, in conjunction with the filing of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001.

During the Company's two most recent fiscal years ended December 31, 2001, and the subsequent interim period through July 30, 2002, there were no disagreements between the Company and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement in connection with its report.

The audit reports of Andersen on the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2001 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's year ended December 31 2001, and the subsequent interim period through July 30, 2002, the Company did not consult with KPMG regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B.

The Company requested Andersen to furnish a letter addressed to the Board of Directors of the Company stating whether Andersen agreed with the above statements. The Company was informed that Andersen was no longer providing such letters.

MARKET PRICE AND DIVIDEND INFORMATION

The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31, 2003, the Company had 1,562,611 shares of common stock outstanding and 368 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated:

	Price Range Common Stock	
	High	Low
Fiscal Year Ended December 31, 2003		
First quarter	$ 12.000	$ 11.200
Second quarter	14.380	11.800
Third quarter	14.400	13.400
Fourth quarter	16.670	13.900
Fiscal Year Ended December 31, 2002		
First quarter	$ 9.250	$ 7.937
Second quarter	11.187	9.937
Third quarter	11.000	9.500
Fourth quarter	12.937	9.375

Dividends of $.40 ($.10 in each of the four quarters) were declared and paid during each of fiscal years 2003 and 2002. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.

KPMG

Suite 1800 SouthTrust Tower
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
Pinnacle Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

March 12, 2004

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Cash and cash equivalents	$ 3,519,377	$ 3,862,956
Interest-bearing deposits in other banks	256,294	357,467
Securities available-for-sale	83,325,381	75,301,227
FHLB Stock	732,400	975,000
Loans held for sale	1,428,190	4,968,715
Loans receivable, net of allowance for loan losses of $1,467,128 and $1,322,380, respectively	105,477,419	119,375,036
Real estate owned, net	1,023,026	1,608,710
Premises and equipment, net	5,790,124	5,654,823
Goodwill	306,488	306,488
Bank owned life insurance	4,514,902	4,229,280
Accrued interest receivable	1,362,440	1,318,060
Other assets	838,150	332,439
Total assets	$ 208,574,191	$ 218,290,201
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Deposits	$ 179,939,397	$ 188,954,730
Subordinated debt	3,093,000	0
Borrowed funds	3,465,000	5,940,000
Official checks outstanding	1,481,801	1,504,293
Accrued interest payable	439,729	614,320
Other liabilities	724,068	1,321,380
Total liabilities	189,142,995	198,334,723
STOCKHOLDERS' EQUITY:		
Common stock, par value $.01 per share; 2,400,000 authorized; 1,800,813 and 1,792,086 issued at December 31, 2003 and 2002 respectively, 1,562,611 and 1,652,684 outstanding at December 31, 2003 and 2002, respectively.	18,008	17,921
Additional paid-in capital	8,219,941	8,131,746
Treasury shares, at cost (238,202 shares and 139,402 shares at December 31, 2003 and 2002, respectively)	(2,743,245)	(1,497,777)
Retained earnings	14,508,277	12,716,579
Accumulated other comprehensive (loss) income, net of tax	(571,785)	587,009
Total stockholders' equity	19,431,196	19,955,478
Total liabilities and stockholders' equity	$ 208,574,191	$ 218,290,201

See accompanying notes to these consolidated financial statements.

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INTEREST REVENUE:		
Interest on loans	$ 8,299,438	$ 9,523,876
Interest and dividends on securities	2,963,742	3,506,563
Other interest	23,795	72,864
	11,286,975	13,103,303
INTEREST EXPENSE:		
Interest on deposits	3,710,431	5,788,825
Interest on borrowed funds	195,095	193,736
	3,905,526	5,982,561
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	7,381,449	7,120,742
PROVISION FOR LOAN LOSSES	963,374	647,300
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,418,075	6,473,442
NONINTEREST INCOME:		
Fees and service charges on deposit accounts	963,606	842,633
Service fee income, net	162,600	158,205
Fees and charges on loans	173,824	206,222
Bank owned life insurance	285,622	281,993
Net gain (loss) on sale or write-down of:		
Loans held for sale	901,879	590,941
Real estate owned	(55,718)	39,502
Premises and equipment	13,500	0
Securities available-for-sale	399,827	37,941
	2,845,140	2,157,437
NONINTEREST EXPENSE:		
Compensation and benefits	3,215,696	3,034,413
Occupancy	1,020,285	1,361,502
Marketing and professional	249,401	209,809
Other	1,083,881	986,921
	5,569,263	5,592,645
INCOME BEFORE INCOME TAXES	3,693,952	3,038,234
INCOME TAX EXPENSE	1,267,588	1,025,446
NET INCOME	$ 2,426,364	$ 2,012,788
Basic earnings per share	$ 1.53	$ 1.14
Diluted earnings per share	$ 1.50	$ 1.13
Cash dividends per share	$ 0.40	$ 0.40
Weighted average basic shares outstanding	1,586,044	1,769,888
Weighted average diluted shares outstanding	1,620,302	1,776,444

See accompanying notes to these consolidated financial statements.

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		Additional Paid-in	Treasury	Retained	Accumulated Other Comprehensive (Loss) Income,	Total Stockholders'
	Shares	Amount	Capital	Stock	Earnings	Net of Tax	Equity
BALANCE, December 31, 2001	1,792,086	$17,921	$ 8,131,746	$ (128,075)	$ 11,413,945	$ (423,671)	$ 19,011,866
Comprehensive income:							
Net income	0	0	0	0	2,012,788	0	2,012,788
Change in unrealized gain (loss) on securities available-for-sale, net of tax	0	0	0	0	0	1,010,680	1,010,680
Comprehensive income							3,023,468
Cash dividends ($.40 per share)					(710,154)	0	(710,154)
Repurchase of 122,700 shares of common stock	0	0	0	(1,369,702)	0	0	(1,369,702)
BALANCE, December 31, 2002	1,792,086	$17,921	$ 8,131,746	$ (1,497,777)	$ 12,716,579	$ 587,009	$ 19,955,478
Comprehensive income:							
Net income	0	0	0	0	2,426,364	0	2,426,364
Change in unrealized gain (loss) on securities available-for-sale, net of tax	0	0	0	0	0	(1,158,794)	(1,158,794)
Comprehensive income							1,267,570
Exercise of stock options	8,727	87	88,195	0	0	0	88,282
Cash dividends ($.40 per share)	0	0	0	0	(634,666)	0	(634,666)
Repurchase of 98,800 shares of common stock	0	0	0	(1,245,468)	0	0	(1,245,468)
BALANCE, December 31, 2003	1,800,813	$18,008	$ 8,219,941	$ (2,743,245)	$ 14,508,277	$ (571,785)	$ 19,431,196

See accompanying notes to these consolidated financial statements

PINNACLE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,426,364	$ 2,012,788
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	477,987	535,123
Provision for loan losses	963,374	647,300
Provision for losses on real estate owned	111,626	0
Provision for deferred taxes	44,845	18,481
Amortization, net	(219,727)	(346,836)
Bank owned life insurance, income net	(285,622)	(281,993)
Net (gain) loss on sale and write-down of:		
Loans held for sale	(901,879)	(590,941)
Securities available-for-sale	(399,827)	(37,941)
Real estate owned	55,718	(39,502)
Premises & Equipment	(13,500)	0
Proceeds from sales of loans	76,115,402	53,871,446
Loans originated for sale	(71,672,998)	(54,374,593)
(Increase) decrease in accrued interest receivable	(44,380)	358,155
Decrease in other assets	283,006	570,850
Decrease in accrued interest payable	(174,591)	(338,127)
(Decrease) increase in other liabilities	(597,312)	190,870
Net cash provided by operating activities	6,168,486	2,195,080
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net loan repayments	12,348,693	10,523,337
Net change in interest bearing deposits in other banks	101,173	2,108,922
Purchases of securities available-for-sale	(96,705,000)	(80,153,622)
Proceeds from sales of securities available-for-sale	46,399,828	3,037,941
Proceeds from maturing, callable, and payments received on securities available-for-sale	40,753,946	64,334,051
Proceeds from sale of Federal Home Loan Bank stock	242,600	0
Purchases of premises and equipment	(625,998)	(153,881)
Proceeds from sales of premises and equipment	26,210	0
Investment in unconsolidated subsidiary	(93,000)	0
Proceeds from sales of real estate owned	1,311,160	1,818,009
Net cash provided by investing activities	3,759,612	1,514,757
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase in passbook, NOW, and money market deposit accounts	2,626,313	1,068,904
Proceeds from sales of time deposits	19,912,231	21,174,033
Payments on maturing time deposits	(31,553,877)	(26,786,215)
(Decrease) increase in borrowed funds	(2,475,000)	2,840,000
Proceeds from issuance of subordinated debt	3,093,000	0
Debt issuance cost related to issuance of subordinated debt	(60,000)	0
(Decrease) increase in official checks outstanding	(22,492)	594,112
Proceeds from exercise of stock options	88,282	0
Repurchase of common stock	(1,245,468)	(1,369,702)
Payments of cash dividends	(634,666)	(710,154)
Net cash used in financing activities	(10,271,677)	(3,189,022)
NET (DECREASE) INCREASE IN CASH	(343,579)	520,815
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,862,956	3,342,141
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,519,377	$ 3,862,956
SUPPLEMENTAL DISCLOSURES:		
Cash payments for interest	$4,080,117	$6,320,688
Cash payments for income taxes	1,400,938	545,000
Real estate acquired through foreclosure	892,820	1,041,777

See accompanying notes to these consolidated financial statements.

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Following is a description of the business and the more significant accounting policies followed by Pinnacle Bancshares, Inc. (the "Company") and its wholly-owned subsidiary Pinnacle Bank (the "Bank") in presenting the consolidated financial statements.

Nature of Operations

The Bank is primarily in the business of obtaining funds in the form of various savings and time deposit products and investing those funds in mortgage, consumer, and commercial loans. The Bank operates in six offices in the central and northwest portion of Alabama and originates its loans in this market area. The Company's principal activities do not constitute separate reportable segments of its business, but encompass traditional banking activities which offer similar products and services within the same primary geographic area and regulatory and economic environment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. The primary estimates that are reflected in the consolidated financial statements are the valuation allowances for loan losses and real estate owned.

Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and accounts have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks.

Securities

Securities are classified as available-for-sale and are carried at fair value. The unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a separate component of stockholders' equity in accumulated other comprehensive income. The available-for-sale category includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes.

Amortization of premiums and accretion of discounts is computed using the level yield method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

Loans Held for Sale

Loans held for sale are recorded at the lower of amortized cost or fair value, as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income. There were no unrealized losses at December 31, 2003 or 2002. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loan sold.

The Company enters into interest rate lock commitments, where customers have locked into mortgages at a set interest rate, and forward sales commitments, which are sales of mortgage loans to third parties at a specified price. These interest rate locks and forward sales commitments qualify as derivatives; however, the change in fair value of these derivatives during the year did not have a material impact on the Company's consolidated financial position or results of operations.

Loans Receivable

Loans receivable are stated at their unpaid principal balance, less the undisbursed portion of loans, unearned interest income, net deferred loan fees, and an allowance for loan losses. Unearned interest on consumer loans is accreted into income by use of a method, which approximates the level yield method over the lives of the related loans. Interest accrual on loans is generally discontinued and uncollected accrued interest is reversed if principal or interest payments become 90 days past due unless the credit is well secured and in the process of collection. Past due status is based on the contractual terms of the loan. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make interest and principal payments has been demonstrated, in which case the loan is returned to accrual status.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral. The Company had no loans designated as impaired at December 31, 2003 or 2002.

Loan Origination Fees, Loan Commitment Fees and Premiums and Discounts

Amortization of loan fees, net of certain direct costs of loan origination, are treated as an adjustment to the yield of the related loans over the contractual term of the loan adjusted for prepayments as they occur. Loan commitment fees are recognized into income upon expiration of the commitment period or sale of the loan, unless the commitment results in the loan being funded and maintained in the loan portfolio.

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value less expected selling cost. Any excess of the recorded investment over fair value, less estimated costs of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less costs of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

The recognition of gains and losses on the sale of real estate owned is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, *Accounting for Sales of Real Estate.*

Long-Lived Assets

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed on a straight-line basis over the estimated service lives of the related assets (30 to 50 years for buildings, shorter of lease period or estimated life approximating 10 to 15 years for leasehold improvements and 3 to 10 years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation amounts and any gain or loss resulting therefrom is reflected in the accompanying consolidated statements of operations.

The Company continually evaluates whether events and circumstances have occurred that indicate such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge reflected in the accompanying consolidated statements of operations. There were no impairment losses recorded during any period reported herein.

Goodwill

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002, and ceased amortizing goodwill. Based upon the initial goodwill impairment test completed on January 1, 2002, as required by SFAS No. 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed at December 31, 2003 and 2002, indicated there was no goodwill impairment. Therefore, the Company has no changes in the carrying amount of goodwill from December 31, 202 to December 31, 2003.

Bank Owned Life Insurance

The Company has bank owned life insurance on certain key officers of the Company. The life insurance policies were purchased to reduce costs associated with certain existing employee benefits. Increases in the cash surrender value of the policies, as well as insurance proceeds received, are recorded as a component of non-interest income.

In accordance with the provision of SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to continue to record compensation cost under APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and accordingly does not recognize compensation cost due to the fact that all options granted were priced at the fair value of the underlying stock on the date of grant. Had compensation cost been determined, consistent with SFAS No. 123, the Company's net income would have reflected the following pro forma amounts:

	Fiscal Year Ended December 31, 2003	Fiscal Year Ended December 31, 2002
Net income ---as reported	$2,426,364	$2,012,788
Stock-based compensation expense	0	(8,422)
Net Income ---pro forma	$2,426,364	$2,004,366
Basic earnings per share---as reported	$ 1.53	$ 1.14
Basic earnings per share---pro forma	1.53	1.13
Diluted earnings per share---as reported	$ 1.50	$ 1.13
Diluted earnings per share----pro forma	1.50	1.13

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised and converted into common stock and is computed in the same manner, except the number of weighted average shares outstanding is adjusted for the number of additional common shares that would have been outstanding if the potential common shares had been issued.

The following table represents the earnings per share calculations for the years ended December 31, 2003 and 2002:

For the Years Ended	Net Income	Shares	Per Share Amount
December 31, 2003			
Basic earnings per share	$ 2,426,364	1,586,044	$ 1.53
Dilutive securities		34,258	
Diluted earnings per share	$ 2,426,364	1,620,302	$ 1.50
December 31, 2002			
Basic earnings per share	$ 2,012,788	1,769,888	$ 1.14
Dilutive securities		6,556	
Diluted earnings per share	$ 2,012,788	1,776,444	$ 1.13

For the years ended December 31, 2003 and 2002, no options were excluded from the calculation of diluted EPS, as the exercise price of all option was less than the average market price.

Recent Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46R"), which addresses how business enterprise should evaluate whether it has controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidated of Variable Interest Entities ("FIN46"),* which was issued January 2003. Pinnacle Bancshares, Inc. will be required to apply FIN 46R to all entities subject to this Interpretation no later than the end of the first reporting period that end after December 15, 2004. This interpretation must be applied to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003.

For any variable interest entities (VIEs) that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interest of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE.

Pinnacle Bancshares, Inc. has applied FIN 46R in accounting for Pinnacle Capital Trust I ("Trust"), established on December 22, 2003. Accordingly, in the accompanying balance sheet the Company has included in other assets, our investment in the Trust of $93,000 and also included, in subordinated debt, the balance owed the Trust of $3,093,000. Except as related to the Trust, the application of this Interpretation is not expected to have a material effect on Pinnacle Bancshares, Inc.'s consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* The Statement amends and clarifies accounting for derivative instruments, including certain derivatives instruments embedded in other contracts, and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, the FASB deferred indefinitely the classification and measurement provisions related to mandatory redeemable non controlling interest. The adoption of this Statement and the amendment did not have a material impact on the Company's consolidated financial position or results of operations.

2. SECURITIES

The amortized cost, unrealized gross gains and losses, and estimated fair value of securities available-for-sale at December 31, 2003 and 2002 are as follows:

	December 31, 2003			
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Securities of U.S. Government Agencies	$75,669,244	$ 42,503	($1,116,652)	$74,595,095
Other Securities	716	0	0	716
Mortgage-Backed Securities	8,563,017	192,088	(25,535)	8,729,570
	$84,232,977	$234,591	($1,142,187)	$83,325,381

	December 31, 2002			
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Securities of U.S. Government Agencies	$59,964,682	$680,646	$ 0	$60,645,328
Other Securities	716	0	0	716
Mortgage-Backed Securities	14,404,068	265,585	(14,470)	14,655,183
	$74,369,466	$946,231	$ (14,470)	$75,301,227

The amortized cost and estimated fair value of securities available-for-sale at December 31, 2003 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	**Fair Value**
Due in one year or less	$ 0	$ 0
Due after one year through five years	41,191,038	40,771,125
Due after five years through ten years	34,478,922	33,824,686
	75,669,960	74,595,811
Mortgage-Backed Securities	8,563,017	8,729,570
	$84,232,977	$83,325,381

Securities of approximately $26 million and $25 million at December 31, 2003 and 2002, respectively, were pledged to secure deposits. Deposits associated with pledged securities had an aggregate balance of approximately $20 million at both December 31, 2003 and 2002. Gross gains realized on sales were $399,827 and $37,941 during December 31, 2003 and 2002, respectively. There were no realized losses on sales during 2003 or 2002.

The following table shows the Company's combined investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2003.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss
Securities of U. S. Government Agencies	$58,842,333	$ 1,116,652	$ 0	$ 0	$58,842,333	$ 1,116,652
Other Securities	0	0	0	0	0	0
Mortgage Backed Securities	251,368	3,515	1,348,673	22,020	1,600,041	25,535
	$59,093,701	$ 1,120,167	$ 1,348,673	$ 22,020	$60,442,374	$ 1,142,187

At December 31, 2003, the Company had 38 individual investment positions that were in an unrealized loss position or impaired for the timeframes indicated above. All of these investment positions' impairments are deemed not to be other-than temporary impairments and is primarily due to the fact that these securities have experienced volatility in their market prices as a result of current market conditions, with no credit concerns related to the entities that issued the securities. The Company does not expect any other than temporary impairment to develop related to these investment positions.

3. LOANS RECEIVABLE

Loans receivable, net at December 31, are summarized as follows:

	2003	2002
Residential and commercial real estate mortgage loans with variable rates	$ 28,109,526	$ 30,305,385
Residential and commercial real estate mortgage loans with fixed rates	40,927,949	49,884,264
Real estate construction loans	14,060,167	15,329,207
Commercial loans	10,567,871	11,549,032
Consumer loans	13,444,417	13,833,984
	107,109,930	120,901,872
Allowance for loan losses	(1,467,128)	(1,322,380)
Unearned income	(165,383)	(204,456)
	$105,477,419	$119,375,036

During fiscal years 2003 and 2002, certain executive officers and directors of the Bank were loan customers of the Bank. Total loans outstanding to these persons at December 31, 2003 and 2002 amounted to $942,512 and $1,045,988, respectively. The change from December 31, 2002 to December 31, 2003 reflects payments amounting to $347,280 and advances of $243,804 made during the year.

The Bank has a credit concentration in residential real estate mortgage loans. Approximately $69 million and $80 million at December 31, 2003 and 2002, respectively, of the Bank's total loan portfolio represented first or second mortgage residential real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson, and Shelby counties in Alabama. Although the Bank believes that its underwriting standards are generally conservative, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions. At December 31, 2003, the largest amount loaned by the Bank to one borrower was $2.3 million, which was approximately 12% of the Company's stockholders' equity.

A reconciliation of the allowance for loan losses is as follows:

	2003	2002
Balance at beginning of year	$ 1,322,380	$ 1,308,186
Charge-offs	(1,048,617)	(747,194)
Recoveries	229,991	114,088
Provision	963,374	647,300
Balance at end of year	$ 1,467,128	$ 1,322,380

The Bank was servicing first mortgage loans for others totaling $64,593,371 and $63,909,302 at December 31, 2003 and 2002, respectively. The liability associated with the Company's total servicing portfolio at December 31, 2003 and 2002 was not deemed significant by the Company.

At December 31, 2003 the Bank had outstanding loan commitments of $25,404,877, including $10,106,927 in undisbursed construction loans in process; $11,904,811 in unused lines and letters of credit; and $3,393,139 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages all having terms ranging from 15 to 30 years.

The Company had approximately $728,000 and $1,170,000 of loans classified as non-accrual at December 31, 2003 and 2002, respectively. During the years ended December 31, 2003 and 2002 gross interest income of $22,889 and $37,390, respectively, would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. The amount of interest income included in current income for these loans was $3,639 and $22,106 for the years ended December 31, 2003 and 2002, respectively.

4. REAL ESTATE OWNED

Activity in the allowance for losses on real estate owned is as follows:

	2003	2002
Balance at beginning of year	$ 0	$ 206,893
Provision	111,626	0
Charge-offs, net of recoveries	(46,000)	(206,893)
Balance at end of year	$ 65,626	$ 0

5. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Land	$ 883,230	$ 883,230
Buildings and leasehold improvements	6,522,761	6,311,551
Furniture, fixtures, and equipment	4,773,555	4,397,857
Automobiles	111,336	139,636
	12,290,882	11,732,274
Less accumulated depreciation	(6,500,758)	(6,077,451)
	$5,790,124	$5,654,823

Depreciation expense for the fiscal years ended December 31, 2003 and 2002 on premises and equipment was approximately $478,000 and $535,000, respectively.

The Bank had noncancelable operating leases for the main and branch office sites. Occupancy expenses for the fiscal years ended December 31, 2003 and 2002, respectively, include rental expense under these leases of $109,527 and $134,763, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

At December 31, 2003	Amount
2004	$63,965
2005	64,565
2006	58,565
2007	41,687
2008	14,400
Thereafter	129,600
Total	$372,782

The Bank has a lease agreement for the building in which the main office branch is located that generated income of $97,836 for the fiscal years ended December 31, 2003 and 2002, respectively. The Bank also has a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $56,000 for each of the fiscal years ended December 31, 2003 and 2002, respectively.

6. DEPOSITS

Deposits at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Passbook accounts	$ 17,072,161	$ 15,538,898
NOW accounts	17,323,986	15,920,780
Money market deposit accounts	11,593,749	11,468,406
Noninterest-bearing accounts	9,393,376	9,830,290
	55,383,272	52,758,374
Time deposits:		
Fixed-rate certificates less than $100,000	72,755,523	81,421,425
Fixed-rate certificates greater than $100,000	51,800,602	54,774,931
	124,556,125	136,196,356
	$179,939,397	$188,954,730

The amounts and scheduled maturities of time deposits at December 31, 2003 are as follows:

2004	$89,905,490
2005	13,901,305
2006	4,539,084
2007	8,945,620
2008 and thereafter	7,264,626
	$124,556,125

Interest expense on deposits is summarized as follows:

	2003	2002
Passbook accounts	$ 55,943	$ 186,174
NOW accounts	28,055	134,766
Money market deposit accounts	55,732	199,683
Time deposits	3,570,701	5,268,202
	$ 3,710,431	$5,788,825

7. SUBORDINATED DEBT

On December 22, 2003, the Company established Pinnacle Capital Trust I ("Trust"), a wholly-owned statutory business trust. The Company is the sole sponsor of the Trust and acquired the Trust's common securities for $93,000. The Trust was created for the exclusive purpose of issuing 30-year capital trust securities ("Trust Preferred Securities") in the aggregate amount of $3,000,000 and using proceeds to purchase $3,093,000 of junior subordinated debentures ("Subordinated Debentures") issued by the Company. The sole assets of the Trust are the Subordinated Debentures. The Company's $93,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet and the $3,093,000 obligation of the Company is included in subordinated debt.

The Trust Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR which is set each quarter and matures on December 22, 2033. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The Company guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. Pinnacle Bancshares, Inc.'s obligation under the Subordinated Debentures together with the guarantee and other back-up obligation, in aggregate, constitute a full and unconditional guarantee by the Company of the obligations of the Trust under the Trust Preferred Securities.

The Subordinated Debentures are unsecured, bear an interest rate based on a spread over a 3 month LIBOR (equal to the spread paid by the Trust on the Trust Preferred Securities) which is set each quarter and matures on December 30, 2033. Interest is payable quarterly. The Company may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on the common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed prior to maturity at our option on or after January 7, 2009. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for Trust Preferred Securities as "Tier I Capital" under the Federal Reserve capital adequacy guidelines.

Debt issuance cost of $60,000 consisting primarily of underwriting discounts and professional fees are included in other assets in the accompanying consolidated statements of financial condition as of December 31, 2003. These debt issuance costs are being amortized over 30 years using the straight-line method.

8. BORROWED FUNDS

Borrowed funds at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Warrants payable: $185,000 with an interest rate of 5.25% maturing one year or less; $425,000 with an interest rate of 5.40% maturing greater than one year through 3 years; $490,000 with an interest rate of 5.58% maturing greater than 3 years through 5 years; $1,665,000 with an interest rate of 6.00% maturing after 5 years	$2,765,000	$2,940,000
Short term advances from the Federal Home Loan Bank of Atlanta: with an interest rate of 1.15%, maturing in 2004	700,000	3,000,000
	$3,465,000	$5,940,000

The Company has available credit of $31,300,000 at the FHLB of Atlanta, Georgia at December 31, 2003. The FHLB notes are payable to the FHLB of Atlanta and are secured by FHLB stock owned by the Bank with a carrying value of $732,400 as well a pledge of all the real estate loans owned by the Bank secured by qualified first liens on one-to-four unit single family dwellings. The total carrying value of qualified mortgages owned by the Bank at December 31, 2003 was approximately $40,162,023. FHLB advances outstanding totaling $700,000 were callable at the discretion of the FHLB of Atlanta at December 31, 2003. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity. The maximum amount outstanding under advances from the Federal Home Loan Bank of Atlanta during 2003 and 2002 was $13,500,000 and $9,500,000, respectively. The average amount outstanding during 2003 and 2002 was $2,600,000 and $1,200,000, respectively.

9. INCOME TAXES

Income tax expense included in the consolidated statements of operations, is comprised of the following:

	Federal	State	Total
Year ended December 31, 2003:			
Current	$ 1,078,984	$ 143,759	$ 1,222,743
Deferred	37,764	7,081	44,845
	$ 1,116,748	$ 150,840	$ 1,267,588
Year ended December 31, 2002:			
Current	$ 914,967	$ 91,998	$ 1,006,965
Deferred	18,312	169	18,481
	$ 933,279	$ 92,167	$ 1,025,446

Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory federal rate of 34%, as follows:

	2003	2002
Tax expense at federal income tax rate	$ 1,255,944	$ 1,033,000
Increase (decrease) resulting from:		
State income tax, net of federal tax benefit	101,221	60,830
Cash surrender value of bank owned life insurance, net of premiums	(97,111)	(95,878)
Other	7,534	27,494
	$ 1,267,588	$ 1,025,446
Effective income tax rate	34.3%	33.8%

Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax asset (liability) relate to the following:

	December 31, 2003	December 31, 2002
Allowance for loan losses	$ 542,838	$ 506,340
Unrealized loss on securities available-for-sale	335,811	0
Other real estate reserves	26,356	78,884
Other	63,622	59,308
Deferred tax assets	968,627	644,532
Depreciation	(553,428)	(487,153)
Unrealized gain on securities available-for-sale	0	(344,752)
FHLB stock	(93,859)	(129,307)
Other	(3,045)	(743)
Deferred tax liabilities	(650,332)	(961,955)
Net deferred tax asset (liability)	$318,295	$(317,423)

There was no valuation allowance during either 2003 or 2002 due to the significant amount of taxes paid in previous years.

10. COMPENSATION AND BENEFITS

The Bank maintains a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were $81,679 and $78,198 in fiscal years ended December 31, 2003 and 2002, respectively.

The Company and the Bank have an employment agreement with the chief executive officer which provides for compensation and benefits in the event the chief executive officer is terminated. The maximum aggregate liability at December 31, 2003 for termination is approximately $385,000.

11. LONG-TERM INCENTIVE COMPENSATION PLAN

The Bank maintains the 1996 Stock Option and Incentive Plan ("Option Plan") which provides for a number of forms of stock-based compensation for key employees of the Company. Under the Option Plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The Option Plan provides for the issuance of up to 170,000 shares of the Company's common stock, 54,500 of which are available to be granted at December 31, 2003. In addition, each option vests three years after the grant date and expires no later than ten years after the grant date. The exercise price of each option is determined by the stock option committee but, in the case of incentive stock options, the price shall not be less than the fair value on the grant date.

A summary of the status of the Company's stock option plan at December 31, 2003 and 2002 and the changes during the years then ended is as follows:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	100,060	$ 9.41	103,060	$ 9.26
Granted	0	0	0	0
Exercised	(8,727)	10.12	0	0
Forfeited	0	0	(3,000)	10.13
Outstanding at end of year	91,333	$ 9.34	100,060	$ 9.41
Exercisable at end of year	91,333	$ 9.34	100,060	$ 9.41
Fair value of options granted	N/A		N/A	

The following table summarizes information about these stock options at December 31, 2003:

Exercise Price	Number outstanding At December 31, 2003	Remaining Contractual Life
$ 8.81	54,500	3 years
$10.13	36,833	5.4 years
	91,333	

12. STOCKHOLDERS' EQUITY

Dividends are paid by the Company from funds provided by dividends from the Bank. However, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of January 1, 2004 approximately $1.6 million of the Bank's retained earnings was available for distribution without prior regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and the Bank maintain amounts and ratios, as set forth in the schedule below, of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2003 and 2002 that the Company and the Bank meet all capital adequacy requirements imposed by its regulators.

As of December 31, 2003 and 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

Actual capital amounts as well as required and well capitalized Tier I, Total, and Tier I leverage ratios as of December 31 for the Company and the Bank are as follows:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollar Amounts in Thousands)			
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$24,163	20.1%	≥$9,635	≥8.0%	N/A	N/A
Pinnacle Bank	20,713	17.2	≥ 9,635	≥8.0	≥$12,043	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	22,696	18.8	≥4,817	≥4.0	N/A	N/A
Pinnacle Bank	19,246	16.0	≥4,817	≥4.0	≥7,226	≥6.0
Tier I Capital (to Average Assets):						
Consolidated	22,696	10.8	≥8,375	≥4.0	N/A	N/A
Pinnacle Bank	19,246	9.2	≥8,375	≥4.0	≥10,468	≥5.0
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$20,384	15.8%	≥$10,335	≥8.0%	N/A	N/A
Pinnacle Bank	19,774	15.3	≥ 10,335	≥8.0	≥$12,919	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	19,062	14.8	≥5,168	≥4.0	N/A	N/A
Pinnacle Bank	18,452	14.3	≥5,168	≥4.0	≥7,751	≥6.0
Tier I Capital (to Average Assets):						
Consolidated	19,062	8.7	≥8,758	≥4.0	N/A	N/A
Pinnacle Bank	18,452	8.4	≥8,758	≥4.0	≥10,948	≥5.0

As of December 31, 2003, the $3.0 million of Trust Preferred Securities qualifies as Tier I Capital under current regulators definitions. If these Trust Preferred Securities had not been included in the consolidated capital calculations, the Company would have still been classified as well capitalized.

In 2002, the Company announced a stock repurchase program to acquire up to 178,000 shares of common stock. As of December 31, 2002, the Company had repurchased 122,700 shares at an average price of $11.16 per share. During fiscal year 2003 the Company completed this stock repurchase plan by repurchasing 54,000 shares at an average price of $11.58 per share. In 2003, the Company announced a stock repurchase program to acquire up to 80,000 shares of common stock. As of December 31, 2003 the Company had repurchased 44,800 shares at an average price of $13.84 per share.

Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive income includes changes in unrealized gains and losses on securities available-for-sale and net income.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double-counting items that are displayed as part of net income and accumulated other comprehensive income in that period or earlier periods.

The following table reflects the reclassification amounts and the related tax effects for the two years ended December 31:

	2003		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized losses arising during the year	$ (1,439,531)	$ 544,622	$ (894,909)
Reclassification for adjustments for gains included in net earnings	(399,826)	135,941	(263,885)
Net change in unrealized losses on securities	$ (1,839,357)	$ 680,563	$ (1,158,794)

	2002		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains arising during the year	$ 1,613,041	$ (578,016)	$ 1,035,025
Reclassification for adjustments for gains included in net earnings	(37,941)	13,596	(24,345)
Net change in unrealized gains on securities	$ 1,575,100	$ (564,420)	$ 1,010,680

13. FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure About Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Financial instruments are defined as cash, evidence of ownership in an entity, contracts that convey either a right to receive cash or other financial instruments or an obligation to deliver cash or other financial instruments, or contracts that convey the right or obligation to exchange financial instruments on potentially favorable or unfavorable terms. The Company has a variety of financial instruments, which include items recorded on the consolidated statements of financial condition and items which, by their nature, are not recorded on the consolidated statements of financial condition.

Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used by management, such as those concerning appropriate discount rates and estimates of future cash flows. Different assumptions could significantly affect the estimated fair value amounts presented above. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instrument. Further, assets that are not financial instruments are not included in the following table. Accordingly, the aggregate estimated fair value amounts presented do not represent the underlying value of the Company.

A summary of the Company's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107 is as follows:

	At December 31, 2003		At December 31, 2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)			
ASSETS:				
Cash on hand and in banks	$ 3,519	$ 3,519	$ 3,863	$ 3,863
Interest-bearing deposits in other banks	256	256	357	357
Securities available-for-sale	83,325	83,325	75,301	75,301
FHLB stock	732	732	975	975
Loans held for sale	1,428	1,431	4,969	5,006
Loans receivable, net	105,477	107,645	119,375	119,603
Accrued interest receivable	1,362	1,362	1,318	1,318
LIABILITIES:				
Deposits	$ 179,939	$ 180,447	$ 188,955	$ 189,667
Subordinated Debt	3,093	3,093	0	0
Borrowed funds	3,465	3,642	5,940	6,894
Accrued interest payable	440	440	614	614

The following methods and assumptions were used by the Company in estimating the fair values provided above:

Cash on Hand and in Banks and Interest-Bearing Deposits in Other Banks. The carrying value of highly liquid instruments, such as cash on hand and in banks and interest-bearing deposits are considered to approximate their fair values. The carrying amount of accrued interest in these instruments approximates its fair value.

Securities Available-For-Sale and Loans Held for Sale. Substantially all of the Company's securities available-for-sale and loans held for sale, primarily to third-party investors, have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying amount of accrued interest on these instruments approximates its fair value.

FHLB Stock. The FHLB has historically repurchased their stock at cost, as no readily available market exists. Therefore the carrying amount is considered a reasonable estimate of its fair value.

Loans Receivable, Net. For loans with rates that are repriced in coordination with movements in market rates and with no significant credit risk, fair value estimates are based on carrying values. The fair value for certain mortgage loans is based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates its fair value.

Deposits. The fair value of deposits with no stated maturity, such as interest and noninterest-bearing deposits, NOW accounts, savings accounts, and money market accounts, is by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposits are estimated using a discounted cash flow analysis that applies rates currently offered for certificates of deposits with similar remaining maturities. The carrying amount of accrued interest payable on deposits approximates its fair value.

The economic value attributed to the long-term relationship with depositors who provide low-cost funds to the Company is considered to be a separate intangible asset and is excluded from the presentation.

Subordinated Debt. The carrying amount of subordinated debt approximates its fair value.

Borrowed Funds. The fair value of borrowed funds is estimated using discounted cash flow analyses, based on the current rates offered for similar borrowing arrangements. The carrying amount of accrued interest payable on borrowed funds approximates its fair value.

Off-Balance Sheet Items. Off-balance sheet financial instruments include commitments to extend credit and letters of credit to be held in the Bank's loan portfolio. The fair value of such instruments is negligible since the arrangements are at current rates, and are for short periods, and have no significant credit exposure.

14. CONTINGENCIES

The Company and the Bank are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

15. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

STATEMENTS OF CONDITION

DECEMBER 31, 2003 AND 2002
(In Thousands)

	2003	2002
ASSETS:		
Cash and cash equivalents	$ 6	$ 395
Interest-bearing deposits in other banks	3,398	227
Debt issue cost	60	0
Investment in unconsolidated subsidiary	93	0
Investment in subsidiary	18,980	19,347
Total assets	$22,537	$19,969
LIABILITIES:		
Subordinated debt	$ 3,093	$ 0
Other liabilities	13	14
Total liabilities	3,106	14
STOCKHOLDERS' EQUITY:		
Common stock	18	18
Additional paid in capital	8,220	8,132
Treasury shares, at cost	(2,743)	(1,498)
Retained earnings	14,508	12,716
Accumulated other comprehensive income (loss), net of tax	(572)	587
Total stockholders' equity	19,431	19,955
Total liabilities and stockholders' equity	$22,537	$19,969

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousands)

	2003	2002
INCOME:		
Dividend income from Pinnacle Bank	$ 1,636	$ 1,310
Interest income	6	20
Total income	1,642	1,330
EXPENSE	8	23
INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	1,634	1,307
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	792	706
Net income	$ 2,426	$ 2,013

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousands)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$2,426	$2,013
Adjustments to reconcile net income to net cash provided by operating activities:		
Undistributed income of subsidiary	(792)	(706)
Decrease in other liabilities	(1)	(71)
Net cash provided by operating activities	1,633	1,236
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in trust	(93)	0
Net change in interest bearing deposits in other banks	(3,171)	1,226
Net cash provided by (used in) investing activities	(3,264)	1,226
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repurchase of shares of common stock	(1,245)	(1,370)
Proceeds from stock options exercised	88	0
Debt issue cost paid	(60)	0
Proceeds from issuance of subordinated debt	3,093	3
Cash dividends paid	(634)	(710)
Net cash provided by (used in) financing activities	1,242	(2,080)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(389)	382
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	395	13
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 6	$ 395

16. INVESTMENT IN AFFILIATED COMPANIES (unaudited)

Investments in affiliated companies accounted for under the equity method consist of 100% of common stock of Pinnacle Capital Trust I ("Trust"), a wholly-owned statutory business trust. The Trust was formed on December 22, 2003. Summary unaudited financial information for the Trust as of December 31, 2003 follows (dollars in thousands):

(In thousands):

	2003
ASSETS:	
Investment in subordinated debentures issued by Pinnacle Bancshares, Inc.	$ 3,093
LIABILITIES:	
Trust preferred securities	3,000
EQUITY:	
Common stock (100% owned by Pinnacle Bancshares, Inc.)	93
TOTAL LIABILITIES & EQUITY	$ 3,093

SELECTED QUARTERLY INFORMATION (UNAUDITED)

A summary of unaudited results of operations for each quarter of the years ended December 31, 2003 and 2002 follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2003:				
Interest revenue	$2,923,430	$2,909,968	$2,758,603	$2,694,974
Interest expense	1,113,052	1,031,955	916,249	844,270
Net interest income after provision for loan losses	1,542,878	1,610,513	1,495,354	1,769,330
Noninterest income	898,611	687,526	775,581	483,422
Noninterest expense	1,363,419	1,391,845	1,404,873	1409,126
Net income	703,677	595,327	571,207	556,153
Basic earnings per share	0.43	0.38	0.36	0.36
Diluted earnings per share	0.42	0.37	0.36	0.35
Year Ended December 31, 2002:				
Interest revenue	$3,356,208	$3,302,366	$3,328,950	$3,115,779
Interest expense	1,667,182	1,560,612	1,470,664	1,284,103
Net interest income after provision for loan losses	1,530,726	1,603,754	1,720,286	1,618,676
Noninterest income	498,554	516,699	511,176	631,008
Noninterest expense	1,367,666	1,340,704	1,520,671	1,363,604
Net income	441,791	515,750	473,025	582,222
Basic and diluted earnings per share	0.25	0.29	0.27	0.33

CORPORATE INFORMATION
Directors -- Pinnacle Bancshares, Inc.
and Pinnacle Bank

Greg Batchelor
President, Dependable True Value Hardware, Inc.

O. H. Brown
Haynes , Downard, Andra & Jones, LLP

James W. Cannon
Retired

Max Perdue
Retired

Sam W. Murphy
Chairman of the Board & Chief Executive Officer,
Murphy Manufacturing, Inc.

Robert B. Nolen, Jr.
President
Pinnacle Bancshares, Inc.
Pinnacle Bank

Al H. Simmons
Chairman of the Board
Pinnacle Bancshares, Inc.
Pinnacle Bank
Insurance Agent, Pittman & Associates, Inc.

J. T. "Jabo" Waggoner
Consultant,
Birmingham Business Consultants, LLC

Melvin R. Kacharos
Retired
(Director Emeritus)

Executive Officers -- Pinnacle Bancshares, Inc.

Robert B. Nolen, Jr.
President

Mary Jo Gunter
Vice President & Corporate Secretary

Marie Guthrie
Treasurer

Officers – Pinnacle Bank

Robert B. Nolen, Jr.
President

Mary Jo Gunter
Senior Vice President Banking Services
& Corporate Secretary

John Kirby
Senior Vice President Birmingham Region

Marie Guthrie
Vice President & Controller

Alan Grice
Vice President – Lending & Business Development

Donna Hyde
Vice President- Lending

Rick Brown
Vice President- Lending

Jaye Ottinger
Vice President – Mortgage Lending

Carl Schoettlin
Vice President – Lending

Carmen Sparks
Vice President –Data Processing

Brenda Steele
Vice President & I.S. Officer
& GLBA Security Officer

Pam Elliott
Haleyville Regional President

Tracy Rye
Vice President – Lending

Edward A. Davidson
Birmingham Regional President

Susie Roberts
Vice President-Office Manager – Sumiton

David Davis
Vice President-Secondary Marketing

Ted Smith
Vice President-Loan Servicing & Compliance Officer

Offices

Main Office, 1811 2nd Avenue/Jasper (205/221-4111)
Mall Office, 204 Highway 78 East/Jasper (205/221-1322)
Sumiton Office, 790 Highway 78 East/Sumiton (205/648-6091)
Haleyville Office, 1012 20th Street/Haleyville (205/486-2225)
Birmingham South, 2013 Canyon Road/Birmingham (205/822-2265)
Trussville Office, 2064 Gadsden Highway/Trussville (205/661-9625)

Transfer Agent

Registrar & Transfer Co., Inc.
Cranford, New Jersey

General Counsel

Maddox, MacLaurin, Nicholson & Thornley
Jasper, Alabama

Auditors

KPMG LLP
Birmingham, Alabama

Additional Information

Analysts, stockholders and any other parties interested in obtaining additional information may contact Marie Guthrie at Post Office Box 1388, Jasper AL 35502-1388 (205/221-4111)

Annual Meeting

The Annual Meeting of Stockholders of Pinnacle Bancshares, Inc. will be held at CHS Activity Center 204 19th Street East, Jasper , Alabama at 11:00 a.m. on May 26, 2004

FORM 10-KSB

A copy of the Pinnacle Bancshares, Inc. Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission is available to stockholders of record for the 2004 Annual Meeting without charge upon written request to

Marie Guthrie
Pinnacle Bancshares, Inc.
Post Office Box 1388
Jasper, Alabama 35502-1388

PINNACLE BANCSHARES

311 Second Avenue • Jasper, AL 35501
205) 221-4111